UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Invesco Van Kampen Trust for Investment Grade New York Municipals

(Name of Issuer)

Variable Rate Muni Term Preferred Shares

(Title of Class of Securities)

46131T507

(CUSIP Number)

RBC Municipal Products, Inc.

c/o John Penn, Esq.

3 World Financial Center 200 Vesey Street

New York, New York 10281

(212) 858-7116

May 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

CUSIP No. 46131T507

1.	Names of Reporting Persons. Royal Bank of Canada
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 768
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 768
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) BK

CUSIP No. 46131T507

1.	Names of Reporting Persons. RBC Municipal Products, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 768
	9.	Sole Dispositive Power 768
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 768
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the variable rate muni term preferred shares (“VMTP”) of Invesco Van Kampen Trust for Investment Grade New York Municipals (the “Issuer”). The principal executive office of the Issuer is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

Item 2. Identity and Background

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i. Royal Bank of Canada (“RBC”)

ii. RBC Municipal Products, Inc. (“MPI”), which is an indirectly wholly owned subsidiary of RBC.

This Statement relates to the VMTP held for the account of MPI.

RBC has its principal places of business and principal offices at One Place Ville Marie, Montreal, Quebec, Canada HC3 3A9 and 200 Bay Street, Toronto, Ontario, Canada M5J 2J5.

The address of the principal business office of MPI is 3 World Financial Center, 200 Vesey Street, New York, New York 10281.

RBC and its subsidiaries, including MPI, provide diversified global financial services and products, including personal and commercial banking, wealth management services, corporate and investment banking, property, casualty and life insurance, and transaction processing services to clients worldwide. The principal business of MPI is the provision of financial administrative services, including the administration of tender option bond programs.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.

During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $76,800,000. The source of funds was the working capital of the Reporting Persons. The entire purchase was sold on May 15, 2012 into a tender option bond financing trust (a “TOB”) named RBC Municipal Products, Inc. Trust, Series E-33 relating to $76,800,000 Invesco Van Kampen Trust for Investment Grade New York Municipals, Series 2015/6-VTN. The TOB has title to 100% of the VMTP but does not have the power to dispose or direct the disposition of the VMTP, which power is retained by MPI. No voting rights on the VMTP have been transferred to the TOB and voting rights on the VMTP are retained by MPI and the Voting Trust as described in Item 6.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4. Purpose of Transaction

MPI has purchased the VMTP for investment purposes. The VMPT were acquired by MPI from RBC Capital Markets, LLC, a registered broker dealer and affiliate of MPI (“RBCCM”). RBCCM acquired the VMTP directly from the Issuer pursuant to a Purchase Agreement, dated May 10, 2012, between the Issuer and RBCCM (the “Purchase Agreement”) on their initial issuance for a purchase price of $76,800,000 and distributed them to MPI on May 15, 2012 for a purchase price of $76,800,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5. Interest in Securities of the Issuer

(a) – (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) The TOB has the right to receive dividends from, or the proceeds from the sale of, the VMTP. MPI retains the power to dispose of or direct the disposition of the VMTP while in the TOB.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 3 and Item 4 are incorporated herein by reference. With respect to the VMTP owned by MPI, on May 10, 2012 RBCCM assigned certain preferred class voting rights on the VMTP to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated May 10, 2012 among RBCCM, Lord Securities Corporation, as voting trustee (the “Voting Trustee”) and Institutional Shareholder Services Inc. (the “Voting Consultant”). Voting and consent rights on the VMTP not assigned to the Voting Trust have been retained by MPI. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent. RBCCM has the right to cause the Issuer to register the VMTP pursuant to a Registration Rights Agreement, dated May 10, 2012, between the Issuer and RBCCM.

Item 7. Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Voting Trust Agreement

99.3	Registration Rights Agreement

99.4	Purchase Agreement

99.5	Series Trust Agreement

99.6	Master Terms of Trust Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2012	By:	ROYAL BANK OF CANADA

		By:	/s/ Thomas Smee
		Name:	Thomas Smee
		Title:	Senior Vice President

		By:	/s/ Peggy Dowdall-Logie
		Name:	Peggy Dowdall-Logie
		Title:	Senior Vice President

	By:	RBC MUNICIPAL PRODUCTS, INC.

		By:	/s/ Andrew B. Sanford
		Name:	Andrew B. Sanford
		Title:	President

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF

REPORTING PERSONS

The following sets forth the name, Citizenship and present principal occupation of each executive officer and director of Royal Bank of Canada. Unless otherwise indicated, the business address of each such person is c/o Royal Bank at 200 Bay Street, Toronto, Ontario, Canada M5J 2J5.

Royal Bank of Canada

Executive Officers

Name	Address	Principal Occupation	Citizenship
Friis, Morten Nicolai	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5	Chief Risk Officer	Norwegian

Fukakusa, Janice Rose	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5	Chief Administrative Officer and Chief Financial Officer	Canadian

Hirji, Zabeen	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5	Chief Human Resources Officer	Canadian

Lewis, Melville George	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5	Group Head, Wealth Management	Canadian

McGregor, Alex Douglas	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5	Chairman, Co-Chief Executive Officer and Co-Group Head, Capital Markets	Canadian

McKay, David Ian	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5	Group Head, Canadian Banking	Canadian

Nixon, C.M., O.Ont., Gordon Melbourne	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5	President and Chief Executive Officer	Canadian

Standish, Mark Allan	RBC Capital Markets 3 World Financial Center 200 Vesey Street New York, New York 10281-8098	President, Co-Chief Executive Officer and Co-Group Head, Capital Markets	American

Westlake, William James	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5	Group Head, International Banking and Insurance	Canadian

Royal Bank of Canada

Directors

Name	Address	Principal Occupation	Citizenship
William Geoffrey Beattie	The Woodbridge Company Limited 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8 Canada	President and Chief Executive Officer The Woodbridge Company Limited Deputy Chairman Thomson Reuters Corporation	Canadian

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.	Stein Monast L.L.P. 70 Dalhousie Street, Suite 300 Québec, Québec G1K 4B2 Canada	Senior Partner Stein Monast L.L.P.	Canadian

Richard Lee George, O.C.	Suncor Energy Inc. 150 – 6th Avenue S.W. Calgary, Alberta T2P 3E3 Canada	Corporate Director	Canadian and American

Timothy James Hearn	Hearn & Associates #3840 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 4J8 Canada	Chairman Hearn & Associates	Canadian

Alice Delores Laberge	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Corporate Director	Canadian
Jacques Lamarre, O.C.	Heenan Blaikie LLP 1250 René-Lévesque Boulevard West Suite 2500 Montréal, Québec H3B 4Y1 Canada	Strategic Advisor Heenan Blaikie LLP	Canadian

Brandt Channing Louie, O.B.C., F.C.A.	H.Y. Louie Co. Limited 2821 Production Way Burnaby, British Columbia V5A 3G7 Canada	President, Chairman and Chief Executive Officer H.Y. Louie Co. Limited Chairman London Drugs Limited	Canadian

Michael Harrison McCain	Maple Leaf Foods Inc. 30 St. Clair Avenue West, 15th Floor Toronto, Ontario M4V 3A2 Canada	President and Chief Executive Officer Maple Leaf Foods Inc.	Canadian

Heather Anne Munroe-Blum, O.C., O.Q., Ph.D., FRSC	McGill University James Administration Building, Room 506 845 Sherbrooke Street West Montréal, Québec H3A 2T5 Canada	Principal, Vice-Chancellor and Professor of Medicine McGill University	Canadian

Gordon Melbourne Nixon, C.M., O.Ont.	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	President and Chief Executive Officer Royal Bank of Canada	Canadian
David Peter O’Brien, O.C.	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Chairman Royal Bank of Canada Chairman EnCana Corporation	Canadian

Joao Pedro Reinhard	Reinhard & Associates 801 Brickel Avenue, Suite 900 Miami, Florida, 33131 U.S.A.	President Reinhard & Associates	Brazilian
Edward Sonshine, O.Ont., Q.C.	RioCan Real Estate Investment Trust RioCan Yonge Eglinton Centre 2300 Yonge Street, Suite 500 Toronto, Ontario M4P 1E4 Canada	Chief Executive Officer RioCan Real Estate Investment Trust	Canadian

Kathleen Patricia Taylor	Four Seasons Hotels and Resorts 1165 Leslie Street Toronto, Ontario M3C 2K8 Canada	President and Chief Executive Officer Four Seasons Hotels and Resorts	Canadian

Bridget Anne van Kralingen	IBM Corporation 11 Madison Avenue New York, New York 10010 U.S.A.	Senior Vice-President IBM Global Business Services IBM Corporation	American and British

Victor Leyland Young, O.C.	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Corporate Director	Canadian

The following sets forth the name and present principal occupation of each executive officer and director of RBC Municipal Products, Inc. Unless otherwise indicated, the business address of each such person is c/o RBC Municipal Products, Inc., 3 World Financial Center, 200 Vesey Street, New York, New York 10281, and each such person is a citizen of the United States.

RBC Municipal Products, Inc.

Executive Officers

Name	Address	Principal Occupation	Citizenship
Decicco, Steven, MPI Treasurer	3 World Financial Center 200 Vesey Street New York, New York 10281	Chief Financial Officer RBC Capital Markets, LLC	American
McCandless, Jennifer, MPI Chief Operating Officer	3 World Financial Center 200 Vesey Street New York, New York 10281	Vice President, Manager for Trade Support of Municipal Products RBC Capital Markets, LLC	American
Sanford, Andrew, MPI President	3 World Financial Center 200 Vesey Street New York, New York 10281	Managing Director, Tender Option Bond Portfolio Manager RBC Capital Markets, LLC	American

RBC Municipal Products, Inc.

Directors

Name	Address	Principal Occupation	Citizenship
Hamel, Chris	3 World Financial Center 200 Vesey Street New York, New York 10281	Managing Director, Head of Municipal Finance RBC Capital Markets, LLC	American

Maroney, Mark	3 World Financial Center 200 Vesey Street New York, New York 10281	Managing Director, Head of US Rates, Mortgages & Municipals RBC Capital Markets, LLC	American

Degagne, Renee	3 World Financial Center 200 Vesey Street New York, New York 10281	Managing Director Global Trading Client Manager Royal Bank of Canada	Canadian
LePage, Dan	3 World Financial Center 200 Vesey Street New York, New York 10281	Managing Director, Head of U.S. Real Estate Corporate Banking RBC Capital Markets, LLC	American